

Mail Stop 3561

February 22, 2007

Mr. David J. Ide
Chief Executive Officer
Modavox, Inc.
2617 S. 46th Street, Suite 300
Phoenix, AZ 85034

> Re: **Modavox, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 22, 2007**
> **File No. 333-57818**

Dear Mr. Ide:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Please amend your Form 8-K to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned (January 19, 2007), you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Your current disclosures indicate there were no disagreements through November 30, 2006. See Item 304(a)(1) of Regulation S-B.

3.	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call Dave Walz at (202) 551-3358.

		Sincerely,

		Dave Walz
		Staff Accountant